No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal first quarter ended June 30, 2023 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 24, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the three months ended June 30, 2023 increased by 20.8%, to ¥4,624.9 billion from the same period last year, due mainly to increased sales revenue in Automobile business operations as well as positive foreign currency translation effects. Operating profit increased by 77.5%, to ¥394.4 billion from the same period last year, due mainly to increased profit attributable to sales impacts. Profit before income taxes increased by 116.9%, to ¥514.9 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 143.3%, to ¥363.0 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023	Change	%	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023	Change	%
Motorcycle Business	4,251	4,473	222	5.2	2,972	2,870	(102)	(3.4)
Japan	56	58	2	3.6	56	58	2	3.6
North America	110	120	10	9.1	110	120	10	9.1
Europe	81	119	38	46.9	81	119	38	46.9
Asia	3,585	3,781	196	5.5	2,306	2,178	(128)	(5.6)
Other Regions	419	395	(24)	(5.7)	419	395	(24)	(5.7)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 12.0%, to ¥756.9 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit increased by 46.7%, to ¥143.5 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts.

Automobile Business

For the three months ended June 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023	Change	%	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023	Change	%
Automobile Business	815	901	86	10.6	529	633	104	19.7
Japan	108	115	7	6.5	96	102	6	6.3
North America	267	393	126	47.2	267	393	126	47.2
Europe	23	20	(3)	(13.0)	23	20	(3)	(13.0)
Asia	387	343	(44)	(11.4)	113	88	(25)	(22.1)
Other Regions	30	30	0	0.0	30	30	0	0.0

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 30.6%, to ¥2,992.3 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 362.6%, to ¥176.9 billion from the same period last year, due mainly to increased profit attributable to sales impacts.

Financial Services Business

Sales revenue from external customers increased by 3.2%, to ¥773.0 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased operating lease revenues. Operating profit decreased by 11.8%, to ¥69.5 billion from the same period last year, due mainly to increased expenses, which was partially offset by positive foreign currency effects.

Power Products and Other Businesses

For the three months ended June 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023	Change	%
Power Products Business	1,546	983	(563)	(36.4)
Japan	84	60	(24)	(28.6)
North America	684	357	(327)	(47.8)
Europe	313	218	(95)	(30.4)
Asia	368	288	(80)	(21.7)
Other Regions	97	60	(37)	(38.1)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 8.8%, to ¥102.6 billion from the same period last year, due mainly to decreased consolidated unit sales in Power products business. Operating profit decreased by 39.7%, to ¥4.4 billion from the same period last year, due mainly to increased expenses. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥5.6 billion, an increase of ¥1.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2023 increased by ¥280.3 billion from March 31, 2023, to ¥4,083.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥196.1 billion of cash inflows. Cash inflows from operating activities decreased by ¥422.0 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥126.5 billion of cash outflows. Cash outflows from investing activities decreased by ¥151.7 billion from the same period last year, due mainly to decreased acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥14.7 billion of cash outflows. Cash outflows from financing activities decreased by ¥594.5 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the three months ended June 30, 2023 are as follows:

The Company has created the Electrification Business Development Operations based on the Business Development Operations, which was established in April, 2022 to strengthen electrification business, to further strengthen and accelerate Honda’s electrification business. This operation will consolidate the business strategy and electric vehicle (EV) product development functions of Automobile business and electrification-related strategy and development functions of Motorcycle business and Power products business, and Honda will strive to further accelerate its electrification business and create new value by leveraging its broad and expanding range of mobility products and services.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2023 and June 30, 2023

		Yen (millions)
Assets	Note	March 31, 2023	June 30, 2023
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥3,803,014	¥4,083,394
Trade receivables		1,060,271	966,253
Receivables from financial services		1,899,493	2,107,663
Other financial assets		263,892	231,254
Inventories		2,167,184	2,286,235
Other current assets		384,494	390,028

Total current assets		9,578,348	10,064,827

Non-current assets:
Investments accounted for using the equity method		915,946	1,017,272
Receivables from financial services		3,995,259	4,639,983
Other financial assets		855,070	961,498
Equipment on operating leases	5	4,726,292	5,009,185
Property, plant and equipment	6	3,168,109	3,247,199
Intangible assets		870,900	914,719
Deferred tax assets		105,792	115,858
Other non-current assets		454,351	502,816

Total non-current assets		15,091,719	16,408,530

Total assets		¥24,670,067	¥26,473,357

		Yen (millions)
Liabilities and Equity	Note	March 31, 2023	June 30, 2023
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,426,333	¥1,356,117
Financing liabilities		3,291,195	3,552,027
Accrued expenses		419,570	405,680
Other financial liabilities		324,110	395,986
Income taxes payable		86,252	152,370
Provisions	7	362,701	374,469
Other current liabilities		741,963	750,990

Total current liabilities		6,652,124	6,987,639

Non-current liabilities:
Financing liabilities		4,373,973	4,892,976
Other financial liabilities		288,736	299,887
Retirement benefit liabilities		255,852	275,679
Provisions	7	270,169	252,404
Deferred tax liabilities		877,300	978,957
Other non-current liabilities		449,622	489,728

Total non-current liabilities		6,515,652	7,189,631

Total liabilities		13,167,776	14,177,270

Equity:
Common stock		86,067	86,067
Capital surplus		185,589	185,357
Treasury stock		(484,931)	(544,044)
Retained earnings		9,980,128	10,243,698
Other components of equity		1,417,397	2,026,449

Equity attributable to owners of the parent		11,184,250	11,997,527
Non-controlling interests		318,041	298,560

Total equity		11,502,291	12,296,087

Total liabilities and equity		¥24,670,067	¥26,473,357

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2022 and 2023

		Yen (millions)
	Note	June 30, 2022	June 30, 2023
		unaudited	unaudited
Sales revenue	8	¥3,829,550	¥4,624,996

Operating costs and expenses:
Cost of sales		(3,064,170)	(3,627,891)
Selling, general and administrative		(361,573)	(404,703)
Research and development		(181,591)	(197,955)

Total operating costs and expenses		(3,607,334)	(4,230,549)

Operating profit		222,216	394,447

Share of profit of investments accounted for using the equity method		22,609	42,853

Finance income and finance costs:
Interest income		9,132	32,855
Interest expense		(7,427)	(9,042)
Other, net		(9,126)	53,811

Total finance income and finance costs		(7,421)	77,624

Profit before income taxes		237,404	514,924

Income tax expense		(73,824)	(131,979)

Profit for the period		¥163,580	¥382,945

Profit for the period attributable to:
Owners of the parent		149,219	363,069
Non-controlling interests		14,361	19,876

		Yen
		June 30, 2022	June 30, 2023
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥87.23	¥219.06

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2022 and 2023

		Yen (millions)
	Note	June 30, 2022	June 30, 2023
		unaudited	unaudited
Profit for the period		¥163,580	¥382,945

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(3)	6
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		12,432	15,709
Share of other comprehensive income of investments accounted for using the equity method		(444)	2,825
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(336)	(155)
Exchange differences on translating foreign operations		648,946	581,244
Share of other comprehensive income of investments accounted for using the equity method		46,556	23,849

Total other comprehensive income, net of tax		707,151	623,478

Comprehensive income for the period		¥870,731	¥1,006,423

Comprehensive income for the period attributable to:
Owners of the parent		841,050	972,537
Non-controlling interests		29,681	33,886

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2022 and 2023

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					149,219		149,219	14,361	163,580
Other comprehensive income, net of tax						691,831	691,831	15,320	707,151

Total comprehensive income for the period					149,219	691,831	841,050	29,681	870,731
Reclassification to retained earnings					(61)	61	—		—
Transactions with owners and other
Dividends paid	12				(111,256)		(111,256)	(43,485)	(154,741)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				263			263		263
Share-based payment transactions			(167)				(167)		(167)

Total transactions with owners and other			(167)	261	(111,256)		(111,162)	(43,485)	(154,647)

Balance as of June 30, 2022 (unaudited)		¥86,067	¥185,328	¥(328,048)	¥9,577,035	¥1,682,330	¥11,202,712	¥285,918	¥11,488,630

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2023 (unaudited)		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the period
Profit for the period					363,069		363,069	19,876	382,945
Other comprehensive income, net of tax						609,468	609,468	14,010	623,478

Total comprehensive income for the period					363,069	609,468	972,537	33,886	1,006,423
Reclassification to retained earnings					416	(416)	—		—
Transactions with owners and other
Dividends paid	12				(99,915)		(99,915)	(53,367)	(153,282)
Purchases of treasury stock				(59,507)			(59,507)		(59,507)
Disposal of treasury stock				394			394		394
Share-based payment transactions			(232)				(232)		(232)

Total transactions with owners and other			(232)	(59,113)	(99,915)		(159,260)	(53,367)	(212,627)

Balance as of June 30, 2023 (unaudited)		¥86,067	¥185,357	¥(544,044)	¥10,243,698	¥2,026,449	¥11,997,527	¥298,560	¥12,296,087

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2022 and 2023

		Yen (millions)
	Note	June 30, 2022	June 30, 2023
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥237,404	¥514,924
Depreciation, amortization and impairment losses excluding equipment on operating leases		161,431	185,697
Share of profit of investments accounted for using the equity method		(22,609)	(42,853)
Finance income and finance costs, net		(21,458)	(19,992)
Interest income and interest costs from financial services, net		(38,856)	(36,616)
Changes in assets and liabilities
Trade receivables		83,139	134,426
Inventories		(23,038)	29,146
Trade payables		(149,024)	(171,061)
Accrued expenses		(78,094)	(56,526)
Provisions and retirement benefit liabilities		4,744	(37,090)
Receivables from financial services		172,869	(337,122)
Equipment on operating leases		263,933	45,052
Other assets and liabilities		17,333	(50,244)
Other, net		(7,912)	(16,099)
Dividends received		27,711	36,332
Interest received		66,809	115,115
Interest paid		(22,396)	(42,861)
Income taxes paid, net of refunds		(53,859)	(54,106)

Net cash provided by operating activities		618,127	196,122

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(96,990)	(69,208)
Payments for additions to and internally developed intangible assets		(38,701)	(42,127)
Proceeds from sales of property, plant and equipment and intangible assets		4,496	1,332
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	(2,940)
Payments for acquisitions of investments accounted for using the equity method		—	(36,734)
Payments for acquisitions of other financial assets		(176,502)	(65,233)
Proceeds from sales and redemptions of other financial assets		29,412	88,327

Net cash used in investing activities		(278,285)	(126,583)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		2,047,921	3,004,472
Repayments of short-term financing liabilities		(1,969,719)	(2,858,776)
Proceeds from long-term financing liabilities		93,871	532,895
Repayments of long-term financing liabilities		(642,236)	(493,899)
Dividends paid to owners of the parent		(111,256)	(99,915)
Dividends paid to non-controlling interests		(7,432)	(20,691)
Purchases and sales of treasury stock, net		261	(59,113)
Repayments of lease liabilities		(20,756)	(19,738)

Net cash used in financing activities		(609,346)	(14,765)

Effect of exchange rate changes on cash and cash equivalents		224,698	225,606

Net change in cash and cash equivalents		(44,806)	280,380

Cash and cash equivalents at beginning of year		3,674,931	3,803,014

Cash and cash equivalents at end of period		¥3,630,125	¥4,083,394

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   Segment Information

Segment information as of and for the three months ended June 30, 2022 and 2023 is as follows:

As of and for the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥676,050	¥2,291,485	¥749,384	¥112,631	¥3,829,550	¥—	¥3,829,550
Intersegment	—	36,686	679	6,406	43,771	(43,771)	—

Total	676,050	2,328,171	750,063	119,037	3,873,321	(43,771)	3,829,550

Segment profit (loss)	¥97,829	¥38,262	¥78,801	¥7,324	¥222,216	¥—	¥222,216

Segment assets	¥1,574,093	¥10,096,425	¥11,942,441	¥487,319	¥24,100,278	¥1,054,400	¥25,154,678
Depreciation and amortization	16,596	138,316	232,464	4,836	392,212	—	392,212
Capital expenditures	8,568	139,807	328,625	3,130	480,130	—	480,130

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥756,955	¥2,992,339	¥773,029	¥102,673	¥4,624,996	¥—	¥4,624,996
Intersegment	—	39,009	629	6,522	46,160	(46,160)	—

Total	756,955	3,031,348	773,658	109,195	4,671,156	(46,160)	4,624,996

Segment profit (loss)	¥143,520	¥176,982	¥69,528	¥4,417	¥394,447	¥—	¥394,447

Segment assets	¥1,793,502	¥10,669,517	¥12,374,016	¥504,694	¥25,341,729	¥1,131,628	¥26,473,357
Depreciation and amortization	17,699	163,159	205,004	3,661	389,523	—	389,523
Capital expenditures	9,727	119,758	553,141	3,143	685,769	—	685,769

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2022 and 2023 amounted to ¥1,194,255 million and ¥1,276,238 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2022 and 2023 are ¥328,055 million and ¥552,641 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2022 and 2023 are ¥360,762 million and ¥392,522 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2022 and 2023 are ¥113,526 million and ¥78,968 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2022 and 2023 are ¥7,637 million and ¥10,152 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2023 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2023	¥535,099	¥97,771	¥632,870

Provision	¥35,455	¥5,050	¥40,505
Write-offs	(45,444)	(8,184)	(53,628)
Reversal	(29,490)	(4,000)	(33,490)
Exchange differences on translating foreign operations	32,715	7,901	40,616

Balance as of June 30, 2023	¥528,335	¥98,538	¥626,873

Current liabilities and non-current liabilities of provisions as of March 31, 2023 and June 30, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023	As of June 30, 2023
Current liabilities	¥362,701	¥374,469
Non-current liabilities	270,169	252,404

Total	¥632,870	¥626,873

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the three months ended June 30, 2022 and 2023 are as follows:

For the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥25,003	¥287,236	¥32,091	¥17,801	¥362,131
North America	75,831	1,270,954	354,920	50,149	1,751,854
Europe	51,869	84,897	—	23,467	160,233
Asia	395,111	557,404	6	14,277	966,798
Other Regions	128,231	88,893	—	6,897	224,021

Total	¥676,045	¥2,289,384	¥387,017	¥112,591	¥3,465,037

Revenue arising from the other sources*	5	2,101	362,367	40	364,513

Total	¥676,050	¥2,291,485	¥749,384	¥112,631	¥3,829,550

For the three months ended June 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥28,923	¥303,665	¥35,794	¥19,064	¥387,446
North America	78,250	1,962,529	369,932	40,918	2,451,629
Europe	90,912	99,200	—	25,008	215,120
Asia	414,078	516,868	2	12,366	943,314
Other Regions	144,792	104,378	—	5,296	254,466

Total	¥756,955	¥2,986,640	¥405,728	¥102,652	¥4,251,975

Revenue arising from the other sources*	—	5,699	367,301	21	373,021

Total	¥756,955	¥2,992,339	¥773,029	¥102,673	¥4,624,996

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and June 30, 2023 consist of the following:

	Yen (millions)
As of March 31, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥29,026	¥—	¥29,026
Interest rate instruments	—	151,242	—	151,242
Other	—	—	5,700	5,700

Total	—	180,268	5,700	185,968

Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138

Total	¥368,582	¥260,457	¥160,594	¥789,633

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥95,412	¥—	¥95,412
Interest rate instruments	—	141,786	—	141,786
Other	—	5,770	—	5,770

Total	—	242,968	—	242,968

Total	¥—	¥242,968	¥—	¥242,968

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of June 30, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥55,781	¥—	¥55,781
Interest rate instruments	—	183,728	—	183,728
Other	—	—	6,007	6,007

Total	—	239,509	6,007	245,516

Debt securities	48,427	58,969	4,350	111,746
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	28,051	—	28,051
Equity securities	346,987	—	160,461	507,448

Total	¥395,414	¥326,529	¥170,818	¥892,761

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥112,529	¥—	¥112,529
Interest rate instruments	—	162,659	—	162,659
Other	—	6,641	—	6,641

Total	—	281,829	—	281,829

Total	¥—	¥281,829	¥—	¥281,829

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2023.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2023.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2023 and June 30, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023		As of June 30, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,894,752	¥5,696,283	¥6,747,646	¥6,488,336
Debt securities	85,235	85,235	53,246	53,246
Financing liabilities	7,665,168	7,440,205	8,445,003	8,175,157

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2022 and 2023.

	2022	2023
Profit for the period attributable to owners of the parent (millions of yen)	¥149,219	¥363,069
Weighted average number of common shares outstanding, basic (shares)	1,710,619,802	1,657,432,651
Basic earnings per share attributable to owners of the parent (yen)	¥87.23	¥219.06

(12) Dividend

Dividend payout

For the three months ended June 30, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

For the three months ended June 30, 2023

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

The Board of Directors of the Company, at its meeting held on August 9, 2023, resolved that the Company will implement a stock split, and accordingly, change in ratio of American Depositary Receipts (ADRs) to underlying shares and modify acquisition of own shares program.

(a) Stock split

1) Purpose of the stock split

The purpose is to expand the investor base by reducing the Company’s stock price per investment unit.

2) Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2023 (Due to non-working day of the shareholder registry administrator on the same day, the substantial record date will be September 29, 2023) will be split into 3 shares per share.

3) Number of shares to be increased by the stock split

1. Total number of issued shares before the stock split:	1,811,428,430 shares
2. Number of shares to be increased by the stock split:	3,622,856,860 shares
3. Total number of issued shares following the stock split:	5,434,285,290 shares
4. Total number of authorized shares following the stock split:	7,086,000,000 shares

4) Schedule of the stock split

Public notice of record date (tentative):	September 15, 2023
Record date (tentative):	September 30, 2023
Effective date (tentative):	October 1, 2023

5) Others

•	There is no change in the amount of stated capital as a result of this stock split.

•

As the stock split takes effect on October 1, 2023, the interim dividend for the fiscal year ending March 31, 2024 which has a dividend record date of September 30, 2023 will be paid based on the shares before the stock split.

(b) Change in ratio of American Depositary Receipts (ADRs) to underlying shares

1) Purpose of the ratio change

The purpose is to continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

2) Outline of the change of ratio

Ratio before change:	1 ADR = 1 Share
Ratio after change:	1 ADR = 3 Shares
Effective date of the new ratio (tentative):	October 1, 2023 (EST)
First trading date with new ratio (tentative):	October 2, 2023 (EST)

(c) Modification to acquisition of own shares program

1) Reason for the modification

In the details of acquisition of the Company’s own shares resolved at the meeting of the Board of Directors held on May 11, 2023, “total number of shares to be acquired” shall be modified in connection with the planned stock split.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

2) Details of the modification

Current Program:	Total number of shares to be acquired: Up to 64,000,000 shares
Amended Program:	Total number of shares to be acquired: Up to 192,000,000 shares

(Reference)

Details of the resolution concerning acquisition of the Company’s own shares at the meeting of the Board of Directors held on May 11, 2023

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 200,000 million yen

4) Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

(d) Impact on earnings per share

Basic earnings per share attributable to owners of the parent for the three months ended June 30, 2022 and 2023 assuming the stock split was conducted at the beginning of the previous fiscal year are as follows. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2022 and 2023.

	2022	2023
Basic earnings per share attributable to owners of the parent (yen)	29.08	73.02

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Executive Officer and Chief Financial Officer on August 10, 2023.